June 24, 2015

VIA EDGAR

Re: KKR & Co. L.P.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-34820

Mr. Hugh West

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549-4631

Dear Mr. West:

On behalf of KKR & Co. L.P. (the “Company” or “KKR”), we are responding to the comment letter of the Staff of the Securities and Exchange Commission, dated June 11, 2015, regarding the Company’s financial statements and related disclosures in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our 2014 Form 10-K as filed on EDGAR.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 111

Segment Balance Sheet, page 154

1.              We note your segment balance sheet presented on page 155 as well as your measure of segment assets presented within Note 13 on page 260. Please explain how you have complied with the guidance set forth in ASC 280-10-50-30(c)-(d) or revise your disclosure in future filings, as necessary.

In response to the Staff’s comment regarding compliance with the guidance set forth in ASC 280-10-50-30 (c) — (d), we respectfully advise the Staff that we currently disclose in our segment footnote the primary reconciling items between our total reportable segments’ assets and our total consolidated assets calculated and presented in accordance with GAAP in narrative form on page 264. We will revise the disclosure in our future filings by providing a tabular reconciliation similar to the illustration in ASC 280-10-55-49. Specifically, the tabular reconciliation will be substantially similar to the following:

As of XXXX XX, 20XX (in thousands)

Total Segment Assets	$ X,XXX,XXX
Consolidation of KKR Funds, CLOs and other entities	X,XXX,XXX
Accounting basis difference for oil & natural gas properties	X,XXX,XXX
Other	X,XXX,XXX

Consolidated Total Assets	$ X,XXX,XXX

Item 8. Financial Statements and Supplementary data, page 193

Consolidated Statements of Changes in Equity, page 200

2.              We note that during 2014 you recorded an increase to Appropriated Capital as a result of the exchange of KKR Holdings units and other exchangeable securities to KKR & Co. common units. Please tell us why these exchanges would have an impact on Appropriated Capital given your disclosure on page 119 that changes in appropriated capital result from changes in the fair value of the underlying assets and liabilities of your consolidated CLO vehicles.

We respectfully advise the Staff that the exchange of KKR Holdings Units and Other Exchangeable Securities to KKR & Co. L.P. common units did not have an impact on Appropriated Capital. The increase in Appropriated Capital as presented and reported in our Consolidated Statements of Changes in Equity was the excess of the fair value of the assets over the fair value of the liabilities of consolidated collateralized loan obligations (“CLOs”) upon acquisition attributed to third party interest holders. The Company has referenced this amount in the Consolidated Statements of Changes in Equity as “other” combining it with the exchange of KKR Holdings Units and Other Exchangeable Securities because we believe the amount to be immaterial. However, in light of the Staff’s comment we will revise the caption to be more descriptive in future filings.

Notes to Consolidated Financial Statements, page 203

Note 2 — Summary of Significant Accounting Policies, page 204

Oil and Natural Gas Properties, page 207

3.              We note your accounting policy related to working and royalty interests in oil and natural gas producing properties and that you have $461 million of oil and gas assets (classified within Other Assets), consisting of proved and unproved oil and natural gas properties under the successful efforts method of accounting, net of impairment write-downs, accumulated depreciation, depletion and amortization. However, we also note that you hold $1.1 billion of energy real asset investments accounted for at fair value. Please address the following:

•                  Please clarify for us the types of ownership interests you hold in oil and gas producing properties. For example, clarify whether you hold only working interests and royalty interests, or whether you also hold interests through another type of ownership arrangement. In this regard, we refer to your disclosure on page 17 that you “have completed investments in oil and gas drilling development transactions with operating companies and have also acquired mineral and royalty interests.” To the extent that you classify investments in operating companies in the oil and gas industry as private equity investments while acquired mineral and royalty interests are classified as real assets, please clarify this distinction.

•                  Please clarify why certain of your oil and gas producing properties are accounted for under the successful efforts method of accounting while others are accounted for at fair value. For example, confirm whether the accounting treatment differs depending on whether your working interest in these properties is held directly or through an investment fund. In this regard, we refer to your disclosure on page 181 that where you hold working interests in oil and gas producing properties directly (and not through an investment fund), such working interests are treated as investments and fair valued for segment purposes but are proportionately consolidated (following the successful efforts method of accounting) for GAAP purposes. Your disclosure is silent, however, with respect to how those working interest held through an investment fund are treated.

In response to the Staff’s comment regarding Oil and Natural Gas Properties, we confirm that we hold investments in both working and royalty interests in oil and natural gas producing properties as well as investments in operating companies that operate in the energy industry.  The accounting for these investments differs depending on whether such investments are held through our consolidated investment funds or whether the Company holds these interests directly on its balance sheet through one or more of its subsidiaries. When these types of investments, including working and royalty interests, are held through consolidated investment funds, they are held at fair value.  However, investments in working and royalty interests held directly by the Company are consolidated based on the proportion of the working interests held by us. Accordingly, the Company proportionately consolidates its share of the underlying statements of financial condition and statements of operations of the consolidated working interests and changes in the value of these working interests are not reflected as unrealized gains and losses in the consolidated statements of operations. In our future filings, we will provide additional disclosure to distinguish the different accounting treatment for investments held through consolidated investment funds and those held directly by the Company.

Fair Value Measurements, page 211

Level III Valuation Methodologies, page 214

Real Asset Investments, page 215

4.              We note that you use a discounted cash flow model to determine the fair value of your energy real asset investments and that the key inputs used in this methodology include commodity price forecasts and the weighted average cost of capital (WACC). Please provide us with a more robust description of your valuation model for these investments that addresses the following:

•                  Clarify whether you are valuing working interests, royalty interests or a combination of both.

•                  For royalty interests, indicate the key inputs used in the valuation.

•                  Explain how you consider reserve quantities, future production rates, estimated costs of production and capital expenditures in your model and how this information is obtained.

•                  Explain whether you make any adjustments to your cash flow projections based on whether the reserves are proved or unproved.

For the fiscal year ended December 31, 2014, our energy investments held through KKR’s consolidated investment funds, including investments in working and royalty interests in oil and natural gas producing properties were valued using a discounted cash flow analysis.  Key inputs used in this methodology that we believe were material for disclosure purposes and that required estimates included commodity price forecasts and the weighted average cost of capital. While estimates of future production volumes are also used as a key input, the risk of forecasted future production volumes is reflected through the calculation of the weighted average cost of capital.  Specifically, in determining the weighted average cost of capital, we assessed the risks associated with future production volumes from specific assets and adjusted the weighted average cost of capital accordingly.  For example, while cash flow projections for our working interest investments and royalty interest investments are not adjusted based on whether the reserves are proved or unproved, the weighted average cost of capital is adjusted to distinguish between proved developed producing and undeveloped interests.  Consequently, we believe that the weighted average cost of capital, which we disclosed as a key input in our valuation methodology on page 215 and for which we provided additional information on page 234 of our 2014 Form 10-K, reflects, in all material respects, the risk of forecasted future production to fair value.

Given that energy investments comprise only $1.1 billion of the $35.8 billion total fair value of our Level III investments, we believe this level of disclosure provides readers with an appropriate level of information surrounding our methodology for valuing energy investments and the key inputs that require estimates.

•                  Clarify what you mean when you say that your valuations include both commodity prices as quoted on indices and long-term commodity price forecasts, which may be substantially different from commodity prices on certain indices for equivalent future dates. In this regard, please explain:

•                  how such commodity price forecasts are determined,

•                  the length of time covered by such forecasts,

•                  the term of the forecasts used as inputs to your valuation model,

•                  whether the use of such commodity forecasts are commonly used in valuing oil and gas producing properties, and

•                  whether you believe such forecasts would be used by market participants in determining the fair value of these energy interests as opposed to quoted commodity prices.

The commodity price forecasts we used for the valuations of our working interests and royalty interests that were held through KKR’s consolidated investment funds were determined using quoted indices and a fundamental view that was informed by third party research.  The quoted indices we incorporated into our commodity price forecasts included the NYMEX WTI futures index and the NYMEX Henry Hub futures index.  The third party research included, among other things, consultants we engaged and data from banks and brokers.

The valuation models we used for our investments in working interests and royalty interests that are held through KKR’s consolidated investment funds included discounted cash flow projections with forecast periods generally in excess of 20 years. To derive our commodity price forecast, we used an average of quoted indices, for the time period available, and a fundamental view.  Our fundamental view itself was based initially on prices quoted on indices, but over a period of several years transitioned to a forecasted price informed by third party research. As long-term futures contracts are thinly traded, we believe market participants view market quoted long-term prices to be less reliable.  We believe it is a common and accepted practice of market participants to value energy assets incorporating a fundamental view of long-term prices in lieu of solely depending on market based prices.

*              *              *              *              *

As stated on the SEC’s website, the Staff provides comments to a company “when it notes instances where it believes a company can enhance its disclosure or improve its compliance with the applicable disclosure requirements”. The Company acknowledges that the Staff’s comments above have been provided to the Company in an effort to enhance its disclosures to investors, and the Company’s responses similarly have been provided to the Staff with those goals in mind. To the extent that in response to a comment from the Staff the Company has agreed to provide additional or revised disclosure in a future filing, such agreement is not and should not be considered an admission by the Company as to the inadequacy or inaccuracy of any prior filing, any deficiency in internal controls or disclosure controls, or any violation of federal securities laws, material or otherwise.

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 230-9740 or, in my absence, either Scott Karnas at (212) 230-9723 or Christopher Lee at (212) 230-9786, with any questions or further comments.

Sincerely,

/s/ William J. Janetschek
William J. Janetschek
Chief Financial Officer